Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON DECEMBER 10, 2025
1.Date, Time, and Venue: On December 10, 2025, at 10 a.m., its Board of Directors (“Board”) at Suzano S.A. (“Company”) met through the Company’s videoconferencing system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: Resolve on the distribution of interim dividends declared to the balance of retained earnings.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda, and resolutions:

7.1.After analyzing and discussing the matter on the agenda, the Directors present at the meeting unanimously and without reservations, approved the distribution of interim dividends in the total amount of BRL 1,380,000,000.00 (one billion three hundred and eighty million reais), at the ratio of BRL 1.11658725 per Company share, considering the number of “ex-treasury” shares on the present date, declared to the balance of retained earnings ascertained in the balance sheet of the Company dated September 30, 2025.

7.1.1.Payment of interim dividends will be made on February 4, 2026, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil,

(Continuation of the Extract of the Minutes of the Board of Directors Meeting of Suzano S.A., held on December 10, 2025)
Exhibit 99.1

Bolsa, Balcão (“B3”) trading session on December 18, 2025 (record date in Brazil). The shares issued by the Company will be traded “ex-dividends” as of December 19, 2025, inclusive.

7.1.2.Regarding holders of American Depositary Receipts – ADRs referenced to shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

7.1.3.The interim dividends declared herein will be allocated to the minimum mandatory dividend for the fiscal year ended December 31, 2025, pursuant to article 202 of the Brazilian Corporations Law and article 28 of the Company’s Bylaws.

7.1.4.The procedures relating to the payment of interim dividends will be informed by the Company through a Notice to Shareholders to be published in due course.

7.2.Regarding the approval above, the members of the Board of Directors decided to authorize the Company's Executive Vice Presidency to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and should be signed electronically by all Directors in attendance, and such signatures should have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. Signatures: Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member) and Walter Schalka (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.
São Paulo, SP, December 10, 2025.

João Vitor Zocca Moreira
Secretary

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